CORVIDANE
2022 Report

Dear investors,

Dear Corvidane investor community,

We have had a very productive year since the closing of our crowdfunding campaign. As many of you know, the medical need for patients with Atherosclerosis and NASH remains very high – there is still no approved treatment for NASH. In fact, the FDA recently had an advisory committee meeting to discuss its potential approval of their NASH drug and there were many concerns raised about its safety profile. The Inflammation hypothesis for Atherosclerosis has recently gained significant traction: colchicine (an old gout drug) was just approved to treat the residual risk of CV events. An analysis of 3 large outcomes trials published in the Lancet recently showed that among patients receiving contemporary statins, inflammation assessed by high-sensitivity CRP was a stronger predictor for risk of future cardiovascular events and death than cholesterol assessed by LDL-c.

We had a patent for Atherosclerosis granted in Brazil last year – this is a major market for pharmaceuticals! The focus of our activities this year has been to progress the collaboration with our academic partner at Amsterdam UMC and University of Leiden in the Netherlands. We just completed the efficacy studies in the knockout mouse disease model (LDLr -/-) at the University of Leiden and are awaiting completion of the data analysis. This includes the efficacy data and the gene profiling. On the finance side, we have had some interest from a few institutional investors last year, but we have not yet received any term sheets for investment. We have also presented to several angel investor groups, some of whom thought that we were too early. Meanwhile, we have continued to meet with sourcing and manufacturing companies to seek the most cost-effective, sustainable sources for Corvida.

We will continue to update you on our progress as things evolve. All the best and thank you again for your generous support for Corvidane!

We need your help!

We need introductions to more investors, like your family, friends, and colleagues. Spread the word about the diseases we are tackling and the high unmet medical need.

Sincerely,

Myorr Janha
Board Member

Paresh Soni
CEO & Board member

John Burke
Co- Founder

Damion Boyer
Co-Founder / COO

Our Mission

In 5 years, we anticipate we will be selling and/or or licensing our drug Corvida™ .

See our full profile



How did we do this year?

















How did we do this year?

Report Card

B+

The Good

- The push to get investors to invest just before the close.
- We like the rolling closes to access the investments sooner.
- The closing team was very responsive.

The Bad

- The launch of the campaign was delayed with no reason provided.
- The total amount raised was smaller than expected as we were not introduced to many investors outside our networks.
- The whole of Wefunder closed over the holiday week in December 2021 and we could not get any info or responses.

2022 At a Glance

January 1 to December 31

$$$$

$0
Revenue

-$182,267
Net Loss

IOU!

$549,807 +90%
Short Term Debt

$366,884
Raised in 2022

$2,000
Cash on Hand
As of 06/22/23

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$0
$-182,267
2021

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -63%** **Earnings per Share: -$182,267.00** **Revenue per Employee: $0** **Cash to Assets: 20%** **Revenue to Receivables: ~** **Debt Ratio: 191%**

Corvidane_Financial_Statements_and_CPA_Review_Report-_2021___2022_7.24.23.pdf

We ❤ Our 203 Investors

Thank You For Believing In Us

Kirit K Patel	Hatem Rowaihy	Robert Schaffler	Rufus Curry Jr	Nasser Shawar	Mary Helen Halling	Katherine Jones
Mike Diaz	Wythe Marschall	Travis Snoderly	Herman Venter	Karina Blanco Garcia	Vance Jarrette Primus	Saintil Eragene
Pasala Ravichandran	Perry Ethier	Arlette L. Phillips Jr.	Berenice Vazquez	Paul G Geise	Claudine Smith	Oliver C Udemba
Juan P Cuevas	Stephen Monier	Thomas Spagnoli	Satyendra Maurya	Sadhasivaraj Nadarajan M...	Maria Boikanyo	Jerrol James
Howard Pritchard Jr	John R MACKAY	Sharon Healy	Aye Akoda	Bradley Popejoy	Tahj Ward	Ronald Wayne Lanton III
Domenic Gigliotti	Kevin Johnson	Charles Coleman Jr.	Jovan Conde	Rick Stancil	Jewel Wall	Isai Lopez
Daniel V. Rice	Joseph Sutton	Karl McLaughlin	Jason Claycomb	Rob Brawders	Tal Charnes	Neofytos Mavris
Farooq Shah	Miguel Garcia Lopez	Jim McMahon	Hillard Harrison	Germán Schnyder	Duane Terry	Dale Franklin
Khuzema A. Savai	David Chang	Wilfrid Jean-francois	Thomas Klauset Aurdal	Bob McMahon	Nancy Johnson	David L PORTER
Madeline L Jackson-Starr	Creighton Mayes	Jesse Solano Jr	Michael KRANTZ	Uday Jhunjhunwala	Christopher Gange	Myorr Janha
Renee Joslyn	Niru Sahadevan	Yuliang Liu	C Thomas	Ben Wilkinson	Dawn Boyer	Viji Sritharan
Martreace Jones	Husmuk Hargovan	Visali Muppala	Cor Kuijten	John Perry	Melvin M Takahashi	Maciej Rumprecht
Evelyne Verpaalen	Carla Smith	Robert Vickers	Marie Louise Verpaalen	Ali Alshahrani	Monica Watkins	Selina Tirtajana
Alexander Ramirez	Brian Gettleman	Anderson Huggins	Pihu Sharma	Jeffrey Erickson	Geogy Philip	Jack French
Courtney Griffith	Tim Dowe	Henry Wyatt MOORE	Deon Lumpkin	Gabriel Paravisini	Satwant Shottha	Fatou Jagne
William W Fuchs Jr	Emily Klick	Christine Boyer	Eric Pfitzenmaier	Dion Boyer	Edward Zeldovich	Edward Kelly Medlock
De Shawn Ward-Maxwell	M Gouka	Khris Persaud	Megan Bosak	Kiersten FARMER	Clive Harold Abbott	James Powell
Michelle Vorpahl	Ahmad Alrawi	Diptesh Soni	Michelle Windsor	Chandrasekhar Naik	Roger Alan Gemberling	Srinivasa Katta
William A AVANCENA	Zilvinas Padelevicius	Sejal Soni	Sanjeev Agrawal	Katherine Olivia Abbitt	Paul Jeffrey	Mercedita Oducado





















Adolf King	Raquel Aguiñaga-Martinez	Dana Morrison	Joseph Dirksmeier	Samantha Jacobson	Renand Agenor	Peter Wisber Jr
Agbeko Segbefia	Paul Griffith	Monique Carter	Abeba Tsegaye	Jerry Irwin	Kelly Glover	Esteban Montanez
Kamille Hutchinson	Pearl A Harrison	Gratien YEHOUN	Tawana Howard	Adam P. Closson	Noemi Rodriguez	Jason Chin
Ample D Smith	Mia Perry	Brian Harris	John Perry	Bradley Phillips	Ian Beaule	Joel Granado
Hans Ulrich Engel	Thomas Montelione	Carol Castronuovo	Jackie Arnett	Branislav Chrastina	Kevin Dodge	Ignacio Manuel Silva
Leroy T Bourgeois	David Chamberlain	Griffiths Rod	Daniel Barley	Brandi Solizadair	Donal Dennehy	Kevin Radcliffe
Kirt Hampton	Cindy Diaz	Henry Mandelbaum	Charl De Wet	Faith Wiener	Thu Le	Paul Eisenkramer Revoca...
Anne Marie Ziegler	David S Thomas	On Hang Lun	James & Kyoko Robinson	Trent O STANHISER	Marcus Young	Elaine Hathaway
Yoo Suh	Jayvant Heera	Rafael E Padilla	Sharam Singh	Karen Fuchs	Maria Nelia Marquez	Nezamur Mollah
Derese A Harley	Altonio Price	Rajinder Sharma	Kelly Henley	Charlotte Duffy	Rene Braeckman	Diane Kestner

Thank You!

From the Corvidane Team

Damion Boyer
Co-Founder / COO

John Burke
Co-Founder and Adviser

Paresh Soni
CEO

20+ years of executive pharmaceutical experience in Cardiovascular diseases and NASH that includes Amarin, Alexion, Pfizer and Albireo. Led the NDA submission and approval of Vascepa®, designed and launched the landmark REDUCE-IT study.

Peggy (Berry) Durst
VP of Regulatory

28 years of Regulatory experience that includes 5 years with Amarin. Developed and operationalized FDA Regulatory strategy for Vascepa®. Managed clinical trial submissions in the U.S., the EU and Canada.

Patrice BINAY
VP of Chemistry and CMC

32 years of pharmaceutical Fine Chemistry experience. Synthesis and analytical characterization of Active Pharmaceutical Ingredients, Quality auditing, Industrial Transfer. Development of a new class of anti-inflammatory (H4 Receptor).

Menno Van Burken
VP of Commercial Strategy

32 years of pharmaceutical experience that includes 17 years with Pfizer. Lead Cardiovascular and Metabolic therapeutic disease initiatives across R&D, Clinical Development, Medical Affairs, Regulatory and Commercial functions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Burke	Advisor @ Self	2014
Paresh Soni	CEO @ Corvidane	2021
Damion Boyer	President/COO @ Corvidane	2014
Myorr Janha	Board Member @ Real Friends Creative	2021

Officers

OFFICER	TITLE	JOINED
Paresh Soni	CEO	2021
Damion Boyer	President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Damion Boyer	520,000 Common Shares	52.0%
John Burke	480,000 Common Shares	48.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$67,517		Section 4(a)(2)
09/2021	$9,000		Section 4(a)(2)
11/2021	$10,075		Section 4(a)(2)
05/2022	$366,884		4(a)(6)
05/2022	$0		506(c)
06/2023	$25,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/01/2023	$25,000	10.0%	10.0%	$19,000,000	06/01/2026

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
BusStim Consultants	09/07/2021	$9,000	$9,000	10.0%	12/31/2026	Yes

BusStim Consultants	11/23/2021	$10,075	$0	0.0%	03/31/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	3,000,000	1,428571	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	176,470

Risks

There may be competition from companies promoting generic versions of Corvidane's drug Corvida™.

It is possible that competitors may attempt to challenge Corvidane's intellectual property.

Scale-up of commercial product may be insufficient for commercial viability to supply the market.

Corvida™ must demonstrate efficacy to support regulatory approval. While Corvida™ has demonstrated efficacy in rodents, this has not as yet been demonstrated in humans.

Safety plays a major role in regulatory approval. To minimize safety risks, Corvida™ uses molecules that are Generally Regarded As Safe (GRAS) by the FDA. These molecules are well tolerated in humans with minimal side effects as supported by a number of independent, peer-review, published studies.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Like any investment, an investment in Corvidane involves risk. The primary risk of any drug in development is Regulatory approval (e.g. FDA). Two leading causes of failure are safety and efficacy.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is

investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor^①;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Burke and Boyer, Inc.

- New York Corporation
- Organized July 2014
- 3 employees

7014 13th Avenue
Brooklyn NY 11228

http://Corvidane.com

Business Description

Refer to the Corvidane profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Corvidane is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.